EXHIBIT 21.1

Subsidiaries of the Registrant

Subsidiaries of NN, Inc.	Jurisdiction of Incorporation or Organization
The Delta Rubber Company	Connecticut
Industrial Molding Corp.	Tennessee
Kugelfertigung Eltmann GmbH	Germany
NN Europe, S.p.a.	Italy
NN Euroball Ireland, Ltd.	Ireland
NN Netherlands B.V.	The Netherlands
NN Holdings B.V.	The Netherlands
NN Slovakia, s.r.o.	Slovak Republic
NN Precision Bearing Products Company Ltd.	The People’s Republic of China
Whirlaway Corporation	Ohio
NN International B.V.	The Netherlands